

June 10, 2015

Mr. Brad W. Buss
Chief Financial Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

      Re: **SolarCity Corporation**
             Form 10-K for the Year Ended December 31, 2014
             Filed February 24, 2015
             Response dated May 22, 2015
             File No. 1-35758

Dear Mr. Buss:

We have reviewed your response letter dated May 22, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

<u>Revenue Recognition, page 46</u>

1. We note your response to comment 1 of our letter dated May 8, 2015. Please expand your disclosures to address all of the significant factors that led to the determination that the arrangement consideration is not fixed or determinable for solar energy systems sold under MyPower contracts, including that you may be incented to offer future inducements or concessions to ensure customers remain satisfied as a result of technological advances in solar energy systems over time. Your current disclosures only appear to refer to the lack of history for similar programs with similar asset classes over an extended term.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

                           Sincerely,

                           /s/ Terence O'Brien

                           Terence O'Brien
                           Accounting Branch Chief